Exhibit k.4

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

228 Hamilton Avenue, Third Floor

Palo Alto, California 94301

February 2, 2004

Jolson Merchant Partners Group LLC

One Embarcadero Center

Suite 2100

San Francisco, CA 94111

Attention: Joseph A. Jolson

Re:	Board Observer Right

Dear Sirs:

This letter will confirm our agreement in connection with the purchase of 800 shares of Series A-1 preferred stock of Hercules Technology Growth Capital, Inc., a Maryland corporation (the “Company”), by Jolson Merchant Partners Group LLC (“JMP”) that, unless earlier terminated in accordance with the terms of this letter agreement, for two years, commencing on the earlier of the date of an Automatic Conversion Event (as defined in the Company’s charter as in effect on the date hereof) and the date upon which you cease to have a representative serving on the Board of Directors of the Company, the Company shall invite you to attend, in a nonvoting observer capacity, all meetings of its Board of Directors occurring during such two year time period and, in this respect, shall give you copies of all notices, minutes, consents, and other material that it provides to its directors in respect thereof; provided, however, that (A) your rights under this letter agreement shall terminate and be of no further force or effect if a Change in Control (as defined below) shall have occurred and at or after such time none of Joseph Jolson, Bruce Mosbacher or Gerald Tuttle continues to act as JMP’s observer to the Company’s board , and (B) the Company reserves the right to exclude you from access to any material or meeting or portion thereof (i) that is intended solely for directors of the Company who are “independent” within the meaning of any applicable listing standards or Securities and Exchange Commission rules or regulations, (ii) that is intended solely for directors of the Company that are not “interested persons” within the meaning of such term under the Investment Company Act of 1940, as amended, or (iii) if the Company believes upon advice of counsel that such exclusion is reasonably necessary to preserve the attorney-client privilege. Subject to the foregoing, you may participate in discussions of matters brought to the Company’s board of directors. For purposes of this letter agreement, “Change in Control” means any (i) merger or consolidation of JMP or any direct or indirect parent entity of JMP into or with another entity (other than one in which the holders of the stock or other equity interests of JMP or such direct or indirect parent entity immediately prior to the merger or consolidation continue to hold, directly or indirectly, more than 50% of the voting power of the stock or other voting securities of the surviving entity of such merger or consolidation in substantially the same proportions as prior to such merger or consolidation), or (ii) direct or indirect sale, lease, exchange, or other conveyance of all or substantially all the assets of JMP. Following the expiration of the initial two (2) year period provided for herein, the Board of Directors of the Company shall have the right, but shall be under no obligation, to renew your observation rights hereunder annually for one (1) year terms thereafter.

Very truly yours,

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

By:	/s/ Manuel A. Henriquez
Name: Manuel A. Henriquez
Title: Chief Executive Officer